Exhibit 99.1

Media Release

Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Proxy Advisory Firms, ISS and Glass Lewis Recommend Claude Shareholders Vote FOR the Plan of Arrangement with Silver Standard
May 3, 2016, Saskatoon, Saskatchewan, Canada: Claude Resources Inc. ("Claude" and or the "Company") today announced that ISS Proxy Advisory Services ("ISS") and Glass, Lewis & Co. ("Glass Lewis"), two leading independent proxy advisory firms, have recommended that the Company's shareholders vote FOR the Plan of Arrangement (the "Arrangement") through which Silver Standard Resources Inc. ("Silver Standard") will acquire all of the issued and outstanding common shares of the Company (the "Transaction"). In their assessment, both ISS and Glass Lewis acknowledged that the Transaction makes strategic sense, provides for a financially and operationally stronger company to further explore and develop assets and improves the overall capital markets profile of the combined company as factors supporting a FOR recommendation.

In combination with the recommendations from ISS and Glass Lewis, Claude's Board of Directors has unanimously recommended that Claude shareholders vote FOR the Arrangement.

Under the terms of the Arrangement, all of the Claude issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude share. Upon completion of the Transaction, existing shareholders of Silver Standard and Claude will own approximately 69% and 31% of the pro-forma company, respectively, on a fully-diluted in-the-money basis.

Special Meeting of Shareholders
The transaction is subject to shareholder approval and will be voted on at a Special Meeting of Shareholders to be held on May 18, 2016 at 11:00 am (Saskatoon time) at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, Saskatchewan, S7K 0C5. Subject to receiving shareholder approval, as well as other required approvals, the transaction is expected to close on or about May 31, 2016.

In advance of the Special Meeting of Shareholders, a Notice of Meeting and Management Information Circular was mailed to shareholders on April 7, 2016. Copies of the Notice of Meeting, the Circular and related documents can be obtained via Claude's website www.clauderesources.com.

Shareholder Inquiries
Shareholders having questions about the information contained in the Notice of Meeting and Management Information Circular, or that may require assistance in voting their shares, should contact Claude's proxy solicitation agent, Laurel Hill Advisory Group, at the contact information set forth below.

Laurel Hill Advisory Group
Phone: 1-877-452-7184 (North American Toll Free)
or 416-304-0211 (Collect Outside North America)
Email: assistance@laurelhill.com

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, the Company's Seabee Gold Operation in northeastern Saskatchewan has produced over 1,200,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

For further information please contact:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com